Exhibit 99.3

ZenaTech's DaaS Oil and Gas Business Enters a Strengthened Market with Higher Oil Prices and More Than US$500 Billion in Expected Canadian Energy Investment Over the Next Decade

VANCOUVER, British Columbia, (July 30, 2026), ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) (“ZenaTech”), a technology solution provider specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions, provides an update on its energy sector field services operations in Western Canada. The Company’s recent acquisition, Velocity Geomatics, providing drone-based regulatory and environmental surveys to oil and gas producers, is entering a strengthened market with recent oil price increases of over 45% in the second quarter versus the same period last year, alongside Canada's oil and gas industry expected to attract more than US$500 billion in investment over the next decade.

“Our Drone as a Service business is a field services business that follows customer activity–when producers in Alberta, British Columbia, and Saskatchewan have more cash flow, they drill more wells,” said Shaun Passley, Ph.D., Chairman and Chief Executive Officer of ZenaTech. “Higher oil prices are improving cash flow for producers today, supporting drilling, infrastructure, reclamation and environmental compliance work that drives demand for our surveying and inspection services. Looking ahead, we also believe current trends and strong forecasts for continued investment in Canada's energy sector will provide a long-term tailwind to expand our Drone as a Service business in Canada as well as globally. Approximately 80% of Velocity's current projects already utilize drone-based workflows, providing an established platform along with an established customer base to further scale our drone-enabled services.”

In July 2026, ZenaTech completed the acquisition of Velocity Geomatics, known as the Velocity Group, based in Grande Prairie, Alberta. It is the Company’s first acquisition focused specifically on geomatics for environmental and regulatory compliance in oil and gas. Velocity operates from four offices across Alberta, British Columbia, and Saskatchewan. It serves leading regional and international oil and gas producers.

Publicly reported industry data shows that cash flow available to Western Canadian producers has increased materially year-over-year. According to Oil Sands Magazine, average WTI and Western Canadian Select crude prices during the second quarter of 2026 were approximately 45% higher than the same period a year earlier, supporting stronger cash flow across Western Canadian energy producers.

Western Canada's energy sector represents a significant growth opportunity for Drone as a Service. According to Royal Bank of Canada (RBC), Canada's oil and gas industry is expected to attract more than US$500 billion in investment over the next decade, driven by growing energy demand, expanded export capacity, and continued infrastructure and environmental investment. While higher oil prices are supporting increased customer activity today, these long-term trends are expected to drive sustained demand for drone-enabled surveying, inspection, mapping, and environmental monitoring services, potentially supporting the continued expansion of ZenaTech's DaaS business.

Oil and gas producer investment can directly translate into demand for Drone as a Service offerings due to new drilling, enhanced recovery, infrastructure expansion, and environmental programs require recurring surveying, mapping, inspection, monitoring, and regulatory compliance services. Asset retirement and reclamation projects are particularly attractive because they are driven by regulatory requirements rather than discretionary spending, creating resilient demand across commodity cycles.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical applications for business, government and defense. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive speed, accuracy, and cost savings. The Company operates through global offices in North America, Europe, Asia, UAE and Australia and is growing its DaaS business and global network of locations through acquisitions.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for surveying, monitoring, inspection, tracking, process automation, and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, the IQ Square is an outdoor drone designed for power washing and inspections use in commercial and government sectors, and the IQ Quad is for land surveys. ZenaDrone operates three global manufacturing facilities in Arizona, Dubai, and Taiwan, and is advancing counter-UAS maritime interceptor drones and an integrated defense system.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements. Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech’s ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000, IQ Square and IQ Nano; ZenaTech’s ability to develop products for markets as currently contemplated; ZenaTech’s anticipated cash needs and its needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s Form F-1, Form 20-F and other filings filed with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management’s best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.